BioHarvest Sciences to Present at the H.C. Wainwright 28th Annual Global Investment Conference

Vancouver, British Columbia and Rehovot, Israel--(Newsfile Corp. – September 14, 2026) - BioHarvest Sciences Inc (Nasdaq: BHST) (TASE: BHST) (FSE: 8MV0), a leader in Botanical Synthesis technology and sustainable plant-based molecule development, today announced that its Chief Executive Officer, Zaki Rakib, will present at the H.C. Wainwright 28th Annual Global Investment Conference, to be held September 14-16, 2026, in New York City, NY. In addition to presenting, Dr. Rakib will also participate in one-on-one investor meetings throughout the conference.

CEO Zaki Rakib commented “We have recently announced several major advancements in our CDMO research and development programs, which includes securing our first manufacturing and supply agreement. The H.C. Wainwright Global Investment Conference is perfectly timed for me to connect face to face with the New York investment community, and to discuss both the progress already made, and the opportunity presented by our botanical synthesis platform.“

Presentation Details:

•Date/Time: Tuesday, September 15, 2026, at 4:00 PM ET

•Presenter: Zaki Rakib, Chief Executive Officer

•Format: In-Person Company Presentation

•Location: Roswell (4th Floor) | Lotte New York Palace Hotel | New York, NY

•Webcast link: https://journey.ct.events/view/1c0f3f56-f6fb-4f60-9960-1a0101f9b80f

The live webcast is publicly accessible for all online investors, and conference registration is mandatory for in-person participation. In-person and virtual registered conference attendees are invited to request a one-on-one meeting with BioHarvest management through their H.C. Wainwright representative.

Investors who are unable to attend the conference and would like to schedule a meeting with BioHarvest management may contact info@bioharvest.com.

About BioHarvest

BioHarvest (NASDAQ: BHST) (TASE: BHST) (FSE: 8MV0) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based compounds, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and manufacturing organization (CDMO) on behalf of customers seeking novel plant-based compounds, and as a creator of proprietary nutraceutical health and wellness products based on its botanical synthesis technology. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of applicable securities laws. These statements are based on management's current expectations, beliefs, and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. There is no assurance that signed research, manufacturing, or supply agreements will proceed past a contracted stage, or that a developed molecule or compound will be commercialized or will generate royalties to the Company. Successful commercialization of any compound  is subject to consumer preferences, advertising budgets and other factors affecting market acceptance of new products which are uncertain and cannot be assured. Readers are cautioned not to place undue reliance on forward-looking statements. The Company does not undertake any obligation to update forward-looking statements except as required by applicable law. Additional information is contained in the Company's SEC filings, available at http://www.sec.gov.

BioHarvest Company Contact

Dave Ryan, VP Investor Relations

(604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Chuck Padala, Managing Director

LifeSci Advisors

chuck@lifesciadvisors.com